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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-02517
CUSIP NUMBER 891041105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cano Petroleum, Inc.
Full Name of Registrant

Huron Ventures Inc.
Former Name if Applicable

801 Cherry Street, Suite 3200
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is presently investigating an alleged breach of fiduciary duties by a senior executive involving his sale to the Company of equipment without disclosing to the Company his involvement in the transaction.  The Company currently believes the economic damage to the Company resulting from this breach is less than $200,000.  The Company expects to file its Form 10-Q within five calendar days after the filing deadline.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael J. Ricketts	(817)	698-0900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
	See Exhibit A

Cano Petroleum, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Michael J. Ricketts

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

To

Form 12b-25

Part IV, Item (3)

The following financial results for the quarter ended September 30, 2006 are based on the assumption that no adjustment will be required as a result of the breach of fiduciary duties by the senior executive as described above.  There can be no assurance that no adjustments will be required.  For the quarter ended September 30, 2006 (“current quarter”), the Company had a loss applicable to common stock of $0.3 million, which was a $0.2 million improvement as compared to the $0.5 million loss applicable to common stock incurred for the quarter ended September 30, 2005 (“prior year quarter”).

The following table summarizes the differences between the two quarters.

	September 30,		Increase
Amounts in $millions	2006	2005	(Decrease)
Results of oil and gas producing operations excluding hedging loss	$4.0	$0.9	$3.1
Gain on hedge contracts	0.5	—	0.5
Less the following items:
General and administrative expenses	2.7	1.4	1.3
Interest expense, net	1.9	—	1.9
Other expense (income)	(0.1)	—	(0.1)
Preferred stock dividend	0.3	—	0.3
Net loss	$(0.3)	$(0.5)	$0.2

Results of oil and natural gas producing operations consist of operating revenues less lease operating expenses, production taxes, accretion of asset retirement obligations, and depletion and depreciation. The $3.1 million increase in the current quarter is attributed to the operating results of the Panhandle Field and Pantwist Properties, which were acquired in November 2005 and April 2006, respectively.  The prior year quarter does not include the operating results from these two fields.

Our general and administrative costs increased by $1.3 million due to an increase in support services for our operating activities, which increased due to the previously discussed acquisitions, and for litigation.

Our interest expense increased by $1.9 million resulting from senior and subordinated credit agreements we entered into beginning November 2005, primarily to fund the previously discussed acquisitions.  We did not have credit agreements during the prior year quarter.